UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. ___)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Mark McGoldrick	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(973) 597-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.9%*

14.		Type of Reporting Person (See Instructions): IA

*As of December 5, 2011 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Report of Foreign Private Issuer for the Month of November 2011, filed on Form 6-K with the United States Securities and Exchange Commission, as of September 30, 2011, there were 338,228,650 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 1.   Security and Issuer.

       The class of equity securities to which this Schedule 13D relates is the common shares, without par value (the “Common Shares”), of Baja Mining Corp., a Province of British Columbia, Canada corporation (the “Company”).  The principal executive offices of the Company are located at 500 – 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

Item 2.   Identity and Background.

       This statement is being filed by Mount Kellett Capital Management LP (the “Reporting Person”), a Delaware limited partnership, whose business address is 623 Fifth Avenue, 18th Floor, New York, New York 10022.  The Reporting Person is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing.  The Reporting Person provides investment advisory and other services to, among other parties, Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”).  The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Fund.  Mark McGoldrick serves as the Chief Investment Officer of the Reporting Person and, in such capacity, exercises voting control and dispositive control over all securities which may be deemed to be beneficially owned by the Reporting Person, including those held by the Fund.

       Neither the Reporting Person, Mr. McGoldrick nor any other senior executives employed by the Reporting Person, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

       All of the funds used in making the purchases of the Common Shares described in this Schedule 13D came from the assets of the Fund.  The aggregate amount of funds used to make the purchases of the Common Shares described in this Schedule 13D was US$ 81,030,118.

Item 4.   Purpose of Transaction.

       The Reporting Person, on behalf of the Fund, acquired and continues to hold the Common Shares reported in this Schedule 13D for investment purposes and in pursuit of its investment objectives. The Reporting Person continuously evaluates the Company and the performance of the Common Shares in the ordinary course of the Reporting Person’s business. The Reporting Person continuously assesses, among many other things, the Company’s business, financial condition, results of operations, management, corporate governance practices and future prospects, as well as general economic conditions, the securities markets in general, and the markets for the Common Shares in particular, and the Reporting Person continuously assesses its investment approach with respect to the Common Shares and other investment opportunities.

       In the course of the Reporting Person’s evaluation and assessment of the Company, the Reporting Person has become increasingly dissatisfied about the lack of alignment between the interests of the Company’s board of directors, on the one hand, and the interests of the Company’s shareholders, on the other hand. At the request of the Company, the Reporting Person engaged in discussions with the Company with respect to having a representative of the Reporting Person join the Company’s board of directors.  To date, such discussions have proven to be unproductive. The Reporting Person’s concerns with the board’s alignment with shareholders have grown over time, and, as a result, on November 24, 2011, the Reporting Person determined to change its approach towards the Company. The Reporting Person now affirmatively seeks to have a representative of the Reporting Person join the Company’s board of directors. In addition, the Reporting Person, depending upon a variety of factors, may seek to have additional representatives or nominees join the Company’s board of directors.

       The Reporting Person intends to continuously assess, among other things, the Company’s business, financial condition, results of operations, management, corporate governance practices and future prospects. Depending upon the results of such assessments, the Reporting Person may, among other things, (i) acquire additional securities of the Company and/or dispose of the Common Shares that the Fund currently holds, (ii) communicate with other shareholders of the Company, or persons who may desire to become shareholders of the Company, regarding the composition of the Company’s current board of directors and the Company’s current executive officers, as well as other matters regarding the management, operation and affairs of the Company, (iii) solicit proxies, to be used at either the Company’s regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (ii) and/or (iii) above or for the election of one or more nominees of the Reporting Person and/or such other shareholders (which may include one or more representatives of the Reporting Person) to the board of directors of the Company and/or (iv) take such other actions as the Reporting Person may determine from time to time. Any such actions will depend upon a variety of that the Reporting Person may deem material or relevant from time to time.

       The Reporting Person intends to engage in active discussions with the Company’s management and current board of directors with respect to (i) actions that might be taken by the management of the Company to enhance shareholder value of the Company and (ii) having one, and possibly more, of the Reporting Person’s representatives or nominees join the Company’s board of directors. To that end, on December 4, 2011, the Reporting Person delivered a letter to the Company’s President and Chief Executive Officer regarding, among other things, the appointment of a representative of the Reporting Person to the Company’s board of directors. A copy of the December 4, 2011 letter is attached to this Schedule 13D as Exhibit 7.1 hereto.

       Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

       Based on the Company’s Report of Foreign Private Issuer for the Month of November 2011, filed on Form 6-K with the U.S. Securities and Exchange Commission, as of September 30, 2011, there were 338,228,650 issued and outstanding Common Shares.  As of December 5, 2011 (the “Filing Date”), the Fund holds 67,421,117 Common Shares.  The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Thus, as of the Filing Date, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.9% of the Common Shares issued and outstanding.

       In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

       There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to November 24, 2011, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

       7.1           Letter, dated December 4, 2011, from Mount Kellett Capital Management LP to the Company.

[signature follows on the next page]

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2011

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

By:	/s/ Mark McGoldrick
Mark McGoldrick Chief Investment Officer

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

EXHIBIT 7.1

MOUNT KELLETT DECEMBER 4, 2011 LETTER

December 4, 2011

Sent via e-mail

Mr. John Greenslade
Chairman, CEO & President
Baja Mining Corporation
200 Burrard Street, Suite 500
Vancouver, B.C.  V6C 3L6

Dear Mr. Greenslade:

As you are aware, Mount Kellett is a significant shareholder of Baja Mining Corp. (the “Corporation”), holding approximately a 19.9% interest in the Corporation, which we acquired in the open market earlier this year.  Mount Kellett is an investment manager with assets under management in excess of $6 billion and our principals have a long history of successfully investing in mining companies in all stages of development.  Mount Kellett currently has investments of approximately $500 million in mining companies around the world.

Since you approached us on April 11, 2011 with an invitation for Stephen Lehner to join the Board of Directors (the “Board”), we have been involved in on-going discussions with you regarding Board representation.  We were previously advised that such an appointment to the Board would be considered at meetings held in May, August, and November.   After each Board meeting, no affirmative action was taken.

We believe that shareholder representation on the Board can only serve to strengthen and further align the vision of management with that of the owners of the Corporation.

As previously expressed to you, as the Managing Director at Mount Kellett responsible for the investment in the Corporation, Mr. Lehner is a suitable nominee to the Board.  We have already provided you with Mr. Lehner’s specific qualifications in a detailed resume appended to our last correspondence, in addition to completing a Personal Information Form at your request in May 2011.  Further, we have addressed the issues and considerations around Mr. Lehner’s appointment you raised in your letter dated October 7, 2011.

In light of the foregoing, we would be grateful if you could please confirm to us the Board’s position with respect to Mr. Lehner’s appointment to the Board by Wednesday, December 7, 2011.

Very truly yours,

/s/ Mark McGoldrick
     Mark McGoldrick
     Chief Investment Officer

CC:                      Giles Baynham
Francois Marland
Gerald Prosalendis
Tom Ogryzlo
Wolf Seidler
Graham Thody
Stephen Lehner